Exhibit 99.1

ASML Anticipates Buyback of Shares to Reduce Significantly the Dilution from Convertible Bonds Due October 2006

VELDHOVEN, the Netherlands, October 9, 2006 - ASML Holding NV (ASML) today announced that it has completed the financial transactions as disclosed on September 25, 2006 to mitigate the potential dilution from its convertible bonds due October 2006.

ASML has purchased call options on its shares from a financial institution to match a portion of the conversion rights under the 5.75 percent subordinated convertible bonds due October 15, 2006. A total of approximately 30.8 million ordinary shares are issuable upon conversion of the bonds at an effective conversion price of USD 18.66 per share.

Based on current trading prices for its shares, ASML anticipates that substantially all of the bonds will be converted prior to their maturity. The call options provide ASML with the right to buy back 14.9 million of its shares, which would reduce significantly the dilution that would occur as a result of the anticipated conversion.

On October 6, 2006, the closing price of ASML’s shares was USD 23.33 on Nasdaq and EUR 18.54 on Euronext Amsterdam.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Forward Looking Statements

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, the prevailing market price for ASML shares and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML

Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758
fax: +31.40.268.3655 ASML

Angelique Paulussen
Senior Director Corporate Communications
corpcom@asml.com
tel: +31.40.268.6572
fax: +31.40.268.3655 ASML

Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005
fax: +1.480.383.3976 ASML

Franki D'Hoore
Director European Investor Relations
franki.dhoore@asml.com
tel: +31.40.268.6494
fax: +31.40.268.3655